Exhibit 12.01

NSP-MINNESOTA AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)

	Year Ended Dec. 31,
	2009	2008	2007	2006	2005
Earnings as defined:
Pretax income from continuing operations	$468,891	$463,377	$449,327	$399,916	$349,527
Add: Fixed charges	239,022	240,539	211,660	176,169	158,352
Earnings as defined	$707,913	$703,916	$660,987	$576,085	$507,879

Fixed charges:
Interest charges	$194,808	$198,369	$186,293	$165,381	$150,261
Interest component of leases	44,214	42,170	25,367	10,788	8,091
Total fixed charges	$239,022	$240,539	$211,660	$176,169	$158,352
Ratio of earnings to fixed charges	3.0	2.9	3.1	3.3	3.2